Redefining
Our Boundaries



2008 Summary Annual Report

Duke Energy®

Profile

Duke Energy is the third largest electric power holding company in the United States, based on kilowatt-hour sales. Our regulated utility operations serve approximately 4 million customers located in five states in the Southeast and Midwest, representing a population of approximately 11 million people. Our commercial power and international business segments own and operate diverse power generation assets in North America and Latin America, including a growing portfolio of renewable energy assets in the United States.



Contents



Redefining
our boundaries

We are redefining our boundaries to help accelerate our nation's transition to a low-carbon future. To achieve our mission of delivering affordable, reliable and increasingly clean energy, we are investing in renewables, new cleaner-coal technology, new nuclear capacity and a more efficient and responsive smart grid. We are promoting new regulatory frameworks to advance energy efficiency and advocating responsible climate change legislation. These initiatives put us in a unique position to grow our business, even during uncertain times.

Financial Highlights[a]

(In millions, except per-share amounts)	**2008**	2007	2006	2005	2004
Statement of Operations					
Total operating revenues	**$13,207**	$12,720	$10,607	$ 6,906	$ 6,357
Total operating expenses	**10,765**	10,222	9,210	5,586	5,074
Gains on sales of investments in commercial and multi-family real estate	**—**	—	201	191	192
Gains (losses) on sales of other assets and other, net	**69**	(5)	223	(55)	(435)
Operating income	**2,511**	2,493	1,821	1,456	1,040
Total other income and expenses	**121**	428	354	217	180
Interest expense	**741**	685	632	381	425
Minority interest (benefit) expense	**(4)**	2	13	24	(15)
Income from continuing operations before income taxes	**1,895**	2,234	1,530	1,268	810
Income tax expense from continuing operations	**616**	712	450	375	192
Income from continuing operations	**1,279**	1,522	1,080	893	618
Income (loss) from discontinued operations, net of tax	**16**	(22)	783	935	872
Income before cumulative effect of change in accounting principle and extraordinary items	**1,295**	1,500	1,863	1,828	1,490
Cumulative effect of change in accounting principle, net of tax and minority interest	**—**	—	—	(4)	—
Extraordinary items, net of tax	**67**	—	—	—	—
Net income	**1,362**	1,500	1,863	1,824	1,490
Dividends and premiums on redemption of preferred and preference stock	**—**	—	—	12	9
Earnings available for common stockholders	**$ 1,362**	$ 1,500	$ 1,863	$ 1,812	$ 1,481
Ratio of Earnings to Fixed Charges	**3.4**	3.7	2.6	2.4	1.6
Common Stock Data					
Shares of common stock outstanding[b]					
Year-end	**1,272**	1,262	1,257	928	957
Weighted average — basic	**1,265**	1,260	1,170	934	931
Weighted average — diluted	**1,268**	1,266	1,188	970	966
Earnings per share (from continuing operations)					
Basic	**$ 1.01**	$ 1.21	$ 0.92	$ 0.94	$ 0.65
Diluted	**1.01**	1.20	0.91	0.92	0.64
Earnings (loss) per share (from discontinued operations)					
Basic	**$ 0.02**	$ (0.02)	$ 0.67	$ 1.00	$ 0.94
Diluted	**0.01**	(0.02)	0.66	0.96	0.90
Earnings per share (before cumulative effect of change in accounting principle and extraordinary items)					
Basic	**$ 1.03**	$ 1.19	$ 1.59	$ 1.94	$ 1.59
Diluted	**1.02**	1.18	1.57	1.88	1.54
Earnings per share (from extraordinary items)					
Basic	**$ 0.05**	$ —	$ —	$ —	$ —
Diluted	**0.05**	—	—	—	—
Earnings per share					
Basic	**$ 1.08**	$ 1.19	$ 1.59	$ 1.94	$ 1.59
Diluted	**1.07**	1.18	1.57	1.88	1.54
Dividends per share[c]	**0.90**	0.86	1.26	1.17	1.10
Balance Sheet					
Total assets	**$53,077**	$49,686	$68,700	$54,723	$55,770
Long-term debt including capital leases, less current maturities	**$13,250**	$ 9,498	$18,118	$14,547	$16,932

a Significant transactions reflected in the results above include: 2007 spinoff of the natural gas businesses (see Note 1 to the Consolidated Financial Statements in Duke Energy's 2008 Form 10-K, "Summary of Significant Accounting Policies"), 2006 merger with Cinergy (see Note 3 to the Consolidated Financial Statements in Duke Energy's 2008 Form 10-K, "Acquisitions and Dispositions of Businesses and Sales of Other Assets"), 2006 Crescent joint venture transaction and subsequent deconsolidation effective September 7, 2006 (see Note 3 to the Consolidated Financial Statements in Duke Energy's 2008 Form 10-K, "Acquisitions and Dispositions of Businesses and Sales of Other Assets"), 2005 DENA disposition, 2005 deconsolidation of DCP Midstream effective July 1, 2005, 2005 DCP Midstream sale of TEPPCO and 2004 sale of the former DENA Southeast plants.

b 2006 increase primarily attributable to issuance of approximately 313 million shares in connection with Duke Energy's merger with Cinergy (see Note 3 to the Consolidated Financial Statements in Duke Energy's 2008 Form 10-K, "Acquisitions and Dispositions of Businesses and Sales of Other Assets").

c 2007 decrease due to the spinoff of the natural gas businesses to shareholders on January 2, 2007, as dividends subsequent to the spinoff were split proportionately between Duke Energy and Spectra Energy such that the sum of the dividends of the two stand-alone companies approximated the former total dividend of Duke Energy prior to the spinoff.

See Notes to Consolidated Financial Statements in Duke Energy's 2008 Form 10-K.

Chairman's Letter to Stakeholders

Dear fellow investors, customers, employees and all who have an interest in our success — our partners, suppliers, policymakers, regulators and communities:

Last year, I wrote about how we are building an environmentally advanced generation and distribution system as a bridge to a low-carbon future. But that was before the credit crisis of 2008. Has the current economic crisis impacted our plans? Absolutely. We have delayed some capital spending and are reducing our operating costs every way we can.

But even in this economic crisis, we must continue to execute the long-term plans we have described in past annual reports. We will continue to act decisively to transition Duke Energy's business model from one reflecting 20th century needs to a new model based on 21st century realities.

REDEFINING OUR BOUNDARIES

These new realities include the need for increased energy efficiency, cleaner coal technologies, distributed generation, new nuclear energy and renewables, including wind, solar and biomass. In 2008, I challenged our employees to work together to develop these initiatives by redefining our boundaries.

We made progress. We learned that some boundaries are imagined and some are real. The imagined ones usually show up in conversations ending with: "Well, we've always done it that way." The real boundaries challenge us to innovate and devise new operating plans. Throughout the year, we continued to execute our core business goals and accelerated our transition to a low-carbon future.

In 2008, the Public Utilities Commission of Ohio approved our save-a-watt energy efficiency and smart grid programs. These initiatives redefine the boundary between our utility equipment and our customers' home and business power networks. In the past, utility service stopped at the meter. No longer. Under the save-a-watt and smart grid programs, we will work with our customers so they can use their energy more efficiently and productively — while reducing their monthly bills.

Last year, we proposed a program that would install photovoltaic solar panels on the rooftops of up to 400 North Carolina homes and businesses, one of the first such distributed generation ventures in the nation. Together, these units would generate enough power to supply about 1,300 homes. This project could help us to gain experience in installing and operating these on-site electricity generation facilities.

We believe our nation can't achieve significant reductions in its carbon emissions without building new nuclear energy capacity, which emits zero greenhouse gases. We have filed an application for a combined construction and operating license with the U.S. Nuclear Regulatory Commission for a potential new nuclear station — the William States Lee III station in South Carolina. Although a final decision to build a new nuclear station is still in the future, work must continue to ensure this option remains available to meet the growing demand for electricity.

These and other projects are shaped by our over-arching goal: to develop a capital-efficient and environmentally advanced energy system that provides customers with affordable, reliable and increasingly clean energy.

Additionally, we are focused on achieving our low-carbon 21st century goals. In light of that, we are working with influential regulatory, technological and environmental thought leaders. In these partnerships, we examine what needs to be changed and what doesn't. You will meet three of these thought leaders later in this report. Their experience and knowledge are vital to successfully navigate our transition.

For the third year in a row, Duke Energy was named to the Dow Jones Sustainability Index (DJSI) for North American companies in the electric utility sector. In March 2009, Corporate Responsibility Officer magazine named Duke Energy to its 100 Best Corporate Citizens 2009 list. This recognition underscores our fundamental commitment to responsibly serve all of our stakeholders. I invite you to also review our 2008 | 2009 Sustainability Report, available on our Web site, to learn more about the bold stretch goals we have set.

Challenges in 2008

We are used to challenges, but 2008 was a standout year. Due to the deepening recession, our kilowatt-hour sales growth declined in all of our regulated service territories. The downturn in the real estate market also continued to impact Crescent Resources. As a result, we fell short of achieving our 2008 employee incentive target of $1.27 of adjusted diluted earnings per share (EPS).

But importantly, with the combined 2008 adjusted segment earnings before interest and taxes (EBIT) of U.S. Franchised Electric and Gas, Commercial Power and International Energy, and our employees' efforts to control costs, we achieved a total 2008 adjusted diluted EPS of $1.21.

Last year, our employees delivered on our most important metric of all. It was our best year ever for employee safety. Our Total Incident Case Rate, a common industry standard used to measure safety performance, dropped to 1.15, an 8 percent improvement over 2007. All major operational groups hit their safety targets. Even more importantly, we had no work-related fatalities last year, and serious injuries were down.

Our employees also delivered an excellent year from an operations standpoint. They responded heroically in September when the remnants of Hurricane Ike tore through our Midwest service territory. With about 1.1 million of our 1.6 million customers impacted, this was easily the largest storm-related incident in our history for this region. Despite the widespread damage to our system, we were able to safely restore service to every customer within eight days.

Last year, our stock performance was down but we still outperformed the overall markets. Duke Energy's 2008 total shareholder return was –21.7 percent, compared to –37.0 percent for the S&P 500 and –27.2 percent for the Philadelphia Utility Index. While there is some consolation in out-performing the market in 2008, our goal remains to deliver sustainable growth over the long term.

No one knows just how long this recession will last or how severe it will be. With double-digit national unemployment forecast for 2009, there is a lot of belt tightening going on in homes and businesses throughout the country. At Duke Energy, we will continue to take the necessary steps to maintain our strong balance sheet.

Maintaining Our Liquidity and Cash Positions

Efficient capital attraction and deployment is our lifeblood — it is the key to our future earnings growth. Electric utilities are one of the most capital-intensive of all U.S. industries. During the unprecedented tightening of the credit markets in 2008, we continued to access capital markets.

From Jan. 1, 2008, through Jan. 31, 2009, we issued about $4.5 billion of fixed-rate debt at a weighted average rate of 6.05 percent, with an average maturity of 15.2 years. To put this in context, it should be compared with the weighted average cost of our total long-term debt at year-end. The 2008 year-end cost of our total portfolio was 5.65 percent with an average maturity of 12.7 years. We also continue to maintain investment-grade credit ratings.

We will continue to allocate cash to our growth projects as well as to maintain and grow our dividend. We are proud that 2008 was the 82nd consecutive year that Duke Energy paid a quarterly cash dividend on its common stock. Last year, the Board of Directors increased the quarterly dividend payment from 22 cents to 23 cents per share.

Investing in the Future

We have the potential to invest nearly $25 billion over the next five years to modernize our regulated operations and to grow our commercial businesses. About $7 billion is committed capital, including the dollars allocated for completing our two new advanced coal-fired plants. Roughly $13 billion is for ongoing capital spending, such as maintenance, which has some flexibility as to when it is spent. The remaining $5 billion of our potential investment is discretionary growth capital. We won't invest these discretionary dollars unless 1) we secure constructive regulatory treatment for projects in our regulated businesses, or 2) our return expectations are met for projects in our commercial businesses.

We believe we can grow earnings through more creative legislative and regulatory frameworks — such as save-a-watt approval and cash recovery of construction work in progress. This will allow us to recover financing, construction and energy efficiency costs on a timely basis to earn fair and competitive returns on capital over time. As a result, we remain committed to growing adjusted diluted earnings per share at a compound annual growth rate of 5 to 7 percent through 2013, assuming a rebound in the economy.

An Evolving Mission

Today, the electric utility industry is at a crossroads. Energy policies over the 20th century promoted investment in large generating plants fueled by low-cost fossil fuels, primarily coal and natural gas. They also fostered the development of nuclear power. The success of this effort was essential to the United States' emergence as a world economic superpower.

With the mission of providing universal access to electricity accomplished, we face new challenges. Our mission for this century is to redefine our boundaries — to go beyond the meter, creating new customer partnerships and providing universal access to clean and efficient energy.

To accomplish this mission we are:

1. Promoting investment in customer programs to accelerate the contribution of energy efficiency to meet future demand
2. Building a new fleet of efficient power plants using diverse fuels to meet growing demand and to increase our reliability, while retiring older higher-emitting plants to significantly decrease our environmental impact, and
3. Pushing for the approval of legislative and regulatory policies that will ease the transition to an industry with significantly fewer greenhouse gas emissions.

Our mission for this century is to redefine our boundaries — to go beyond the meter, creating new customer partnerships and providing universal access to clean and efficient energy.

GOING BEYOND THE METER:

Promoting investment in customer programs to accelerate the contribution of energy efficiency to meet future demand.

We consider energy efficiency to be our "fifth fuel." Of course, it's not like water, coal, natural gas or uranium. You can't touch or smell energy efficiency, but you can understand why it is vital to our future. By making our entire system more efficient, we will save money because we will need fewer power plants. At the same time, we will maintain high-quality service and reliability.

However, existing regulations create disincentives for investing in energy efficiency. Most utilities earn returns on capital only when they build new plants. But regulators, such as those in Ohio, are shifting this paradigm. The save-a-watt model they have approved helps create a level playing field for energy efficiency and investments in new plants.

The new model promotes energy efficiency investments by allowing us to recover the money and earn a return on the savings realized by *not* having to build a new plant. This is called the "avoided cost."

Everyone wins under this new program. Our customers win because they save money from increased energy efficiency. Investors win because the returns they earn on efficiency investments are comparable to those earned by investing in a new plant. Society and communities win because we will need to build fewer power plants, which will reduce emissions, including greenhouse gases. As a result, customers as a whole will enjoy even more reliable power and new time-saving services and conveniences.

The Save-A-Watt Model

Save-a-watt is entirely performance-based. If the investments in more efficient lighting, heating and cooling systems don't save energy — which will be verified by an independent third party every year — we don't get paid. Customers who participate directly in the programs could see their bills go down on average by about $5 per month.

We filed our save-a-watt plan in Kentucky in December 2008. In early 2009, South Carolina regulators rejected our save-a-watt plan, but we expect to re-file, as they showed strong support for energy efficiency and a willingness to expedite their review of a revised plan. North Carolina regulators requested additional information on our save-a-watt filing, but they also approved our proposed energy efficiency programs. In late February and early March 2009, Indiana regulators held hearings on save-a-watt. We expect an order later in 2009.

Modernizing Our Distribution System

To fully benefit from our save-a-watt investments, we need to upgrade our transmission and distribution system. Our nation's power grid has used the same analog switches, controls and meters for more than 100 years. This equipment has served us well, but it will not be adequate to connect to new energy-efficient smart appliances and equipment. This requires a digital two-way interconnection — a "smart grid." When this technology is in place, our customers will be able to manage their appliances and equipment more efficiently.

Over the next five years, subject to constructive regulatory treatment, we plan to invest about $1 billion in smart grid equipment in homes and businesses. By mid-2009, we will have installed more than 70,000 smart electric meters in three states and about 40,000 digital gas meters in the Midwest. As I noted earlier, we have received approval to begin the deployment of smart grid technology in Ohio, including installing 700,000 smart meters over the next five years. We are also seeking approval to install up to 800,000 smart meters throughout our Indiana service territory.

Maintaining Customer Comfort and Convenience

Smart grid technology will give our customers the opportunity to optimize their energy consumption while we more efficiently manage our overall generation load. For example, digitally connecting appliances such as air conditioners, water heaters and dishwashers to smart meters allows these devices to be programmed to briefly turn off and on during times of peak demand. This will better balance our loads, and in turn, save customers money.

Our obligation to meet the needs of our customers for affordable, reliable and increasingly clean energy cannot be fulfilled without coal in our fuel mix. Building more efficient and cleaner coal units and retiring older ones serves as a bridge to the future.

These systems are largely invisible. There is no sacrifice in comfort or convenience. In fact, some customers in ongoing pilot programs didn't realize these systems were even operating until they saw the associated cost savings on their electric bills. Eventually, customers who want more control over their energy consumption and savings potential will be able to view their real-time energy usage through an energy portal that can be displayed on a home computer, a television set or a smart phone.

We expect to achieve similar efficiency improvements and savings on our side of the meter. These investments will allow us to automatically balance loads and isolate overloads to prevent outages.

Visiting the Future

In 2008, we opened our Envision Center in Erlanger, Ky., just a few miles from our Ohio offices. Here our stakeholders can experience the 21st century utility firsthand. Visitors learn about many energy management devices, including smart meters, storage batteries, solar panels and other emerging technologies.

The center includes our "smart garage," where plug-in hybrid electric vehicle manufacturers offer demonstrations of their prototypes. As you will see on page 16 of this report, I've visited the center and you should, too — it brings energy efficiency and the smart grid to life.

We've since opened our second Envision Center in Raleigh, N.C., and we are field-testing some of these new technologies at a subdivision in Charlotte, N.C.

Along with our smart meter initiative, these demonstration sites are providing us with real-time experience to make sure the homes, businesses and communities we serve are significantly more energy efficient.

Envision Center
By Duke Energy

MEETING FUTURE NEEDS THROUGH SUPPLY:

Building a new fleet of efficient power plants using diverse fuels to meet growing demand and to increase our reliability, while retiring older higher-emitting plants to significantly decrease our environmental impact.

We take our responsibility for meeting our customers' needs in a sustainable way very seriously. As proof, consider that today we are the third largest generator of electricity among the top 20 U.S.-based investor-owned utilities. Not surprisingly, we also rank third in this group for total tons of carbon dioxide (CO_2) emitted. However, when you look at carbon intensity, which is simply the amount of CO_2 emitted per unit of energy produced, based on the latest available 2007 data, eight other companies within this group had higher carbon intensities than we did.

As we transition to a low-carbon future and grow our system to meet future demand, carbon intensity will be a good way to judge our progress in decarbonizing our generation fleet.

Replacing Old Coal with New Cleaner-Burning Coal Technologies

Why are we building coal and other fossil fuel plants if we want to lead in energy efficiency as well as in reducing greenhouse gas emissions? The answer is simple: Our obligation to meet the needs of our customers for affordable, reliable and increasingly clean energy cannot be fulfilled without coal in our fuel mix. Building more efficient and cleaner coal units and retiring older ones serves as a bridge to the future.

To put it another way, we don't know what inventor working in his or her garage might come up with a "silver bullet" invention to control carbon emissions, or if anyone ever will. To hedge this uncertainty, we have adopted a "silver buckshot" strategy. We are continuing to expand our power supply options with a diverse portfolio that includes cleaner coal, nuclear, natural gas, renewables and energy efficiency. This balanced approach protects our customers from the availability and pricing volatility of any one fuel.

Just over 50 percent of our regulated generation capacity is fueled by coal. In the Midwest, approximately 95 percent of our energy sales come from coal-fired assets. We are building two new advanced coal-fired plants — about a $5 billion investment — to replace older coal units.

At year-end 2008, the new 825-megawatt Cliffside Unit 6 coal project in North Carolina was nearly 30 percent complete. When it is finished in 2012, it will eventually replace more than 1,000 megawatts of older, less efficient and higher-emitting coal units. As we retire older coal units and take other actions, we expect this plant to be carbon-neutral by 2018.

In Indiana, the 630-megawatt Edwardsport coal gasification plant was about 20 percent complete at year-end 2008. When finished in 2012, it will replace 160-megawatts of existing coal units built in the 1940s and 1950s. Importantly, we hope to use developing technology for carbon capture and storage near this plant site. We are seeking a portion of the funds authorized for cleaner coal technologies in the federal stimulus package enacted in February 2009 for this part of the project.

Additionally, we are building two lower-emitting 620-megawatt combined cycle natural gas-fired plants at two existing facilities in North Carolina. When completed in 2012, these new units will retire a total of about 250 megawatts of older coal-fired units as part of the 1,000 megawatts referenced above.

Baseload coal and nuclear power plants are the workhorses of power generation. Unlike wind and solar power, they typically supply power 24 hours a day.

By 2013, when we will have completed our two new coal plants, the two new gas-fired plants and shut down the older units, we will reduce our carbon intensity by roughly 10 percent. If we proceed with the new Lee Nuclear Station and can bring it on line by 2020, we will have reduced our carbon intensity by about 20 percent.

Advancing Renewable Energy

Our utility companies are increasing the amount of renewable energy in their mix to meet both existing and anticipated renewable portfolio standards. Over the last two years, we have issued requests for proposals in the Carolinas, Ohio and Indiana, seeking bids for power generated from solar, wind, water, biomass and other renewable sources. Last year, a new wind farm in northern Indiana began supplying our Indiana customers with up to approximately 100 megawatts of electricity. Our agreement to receive power from this wind farm extends for 20 years.

To ensure that power from a growing number of new wind farms in the Midwest reaches our service territory, we formed a 50-50 joint venture with American Electric Power to site, build and operate a 240-mile ultra-high-voltage 765-kilovolt transmission line in Indiana. Besides linking new and existing generation in the northern and southern parts of the state, the $1 billion project will also help alleviate grid congestion in the Midwest. The earliest possible completion date for the project is 2015.

We also signed a 20-year agreement to purchase the full output of what will be one of the nation's largest photovoltaic solar farms to be built in North Carolina. Construction will begin in 2009, and the facility is expected to be operational by year-end 2010.

Additionally, we have agreed to purchase five megawatts of electricity generated from methane gas from a landfill in Durham, N.C., and one near Greenville, S.C. Producing electricity from methane gas not only uses a renewable fuel, but it also destroys the methane, which has a global warming impact 20 times greater than CO_2.

On the commercial side of our business, we are expanding into biopower with a joint venture with French energy giant AREVA. This new company, ADAGE, will develop plants in the United States powered by wood waste. AREVA will design and build the plants, and Duke Energy will operate and manage them. We are aiming to start construction on the first plant in 2010.

Over the last several years, Commercial Power acquired two wind energy companies, and last year we began operations at our first two wind farms in Wyoming and Texas. We are also co-owner of the Sweetwater project in Texas — one of the largest wind farms in the world.

In a unique agreement with Wal-Mart, beginning in the second quarter of 2009 and for the next four years, our Texas facility will supply wind energy for a portion of the total energy used by more than 350 stores in Texas.

At the end of last year, we had close to 400 megawatts of wind power in operation and a potential wind development pipeline of more than 5,000 megawatts in 14 states.

THE CLIMATE CHALLENGE:

Pushing for the approval of legislative and regulatory policies that will ease the transition to an industry with significantly fewer greenhouse gas emissions.

Long-term investors know that we see climate change as one of our nation's greatest challenges. I believe we need to regulate CO_2 and other greenhouse gas emissions, and we need to do it now. I have been an advocate of a cap-and-trade system to regulate and reduce CO_2 emissions since the beginning of this decade.

Rather than a patchwork of policies focused on a few industries or regions of the country, we are pushing for enactment of federal cap-and-trade legislation applied equally to all parts of the economy, including power generation, manufacturing facilities, commercial businesses and motor vehicles.



To permit the economy to adjust rationally to the policy, legislation should establish a long-term program that first slows the growth of emissions, stops them and then reverses them by creating a gradually declining emissions cap. This will provide the time needed for the development and deployment of new lower- and zero-emitting technologies. Legislation should also include adequate cost containment measures to protect our economy.

Duke Energy is one of the more than two-dozen member companies in the U.S. Climate Action Partnership. Along with environmental and other advocacy groups, we worked for two years to craft a blueprint for action that is workable and fair. It protects consumers by smoothing out the energy price increases that will result from capping carbon emissions. We presented our plan to Congress in January 2009 and we are aggressively pushing for its enactment. I urge you to review it at www.us-cap.org.

A PRIVILEGE TO SERVE

On Oct. 27, 2008, I celebrated my 20th year as a utility CEO. This milestone was possible because I've had the privilege to work over these years with so many supportive stakeholders — our employees, investors, customers, suppliers, bankers, regulators and communities. I am grateful for your continuing confidence. I have also been blessed with great management teams and dedicated board members throughout this time.

One such board member was Mary Schapiro, who served as a director of Cinergy and then Duke Energy since 1999. In December of 2008, she was nominated by President Obama to chair the U.S. Securities and Exchange Commission (SEC). She was unanimously confirmed by the U.S. Senate to that position in January 2009. We miss Mary's insights and thoughtful debate on our board, but we know she will excel at the SEC. We thank her for her 10 years of service to our company.

Judging Our Performance

In this business, we are judged every day when our customers throw their switches and expect power to flow into their lives. We are judged monthly on the affordability of our product when customers open up or download their bills. We are judged by investors when they look up our stock price and receive their dividend checks. We are judged by the communities we serve, who expect us to keep our rates competitive and the environment clean.

But I think the toughest judgment will come from the future — it's what I call "the grandchildren's test." When my eight grandchildren look back, I want them to understand why we pushed so hard for clean air and climate change legislation, why we introduced innovative plans like our save-a-watt program to save energy and reduce emissions. I want them to know that we always tried to do the right thing.

We live in uncertain times, but our value proposition remains unchanged. We are maintaining a strong balance sheet, investing in the future, and protecting and growing our dividend. I look forward to continuing our journey as we work to redefine our boundaries and meet our challenges. Thank you for your continued interest and investment in Duke Energy.

James E. Rogers

James E. Rogers
Chairman, President and Chief Executive Officer

March 12, 2009



A Changing Mission

The mission of electric utilities 100 years ago was to ensure universal access to electricity for all Americans. With that mission accomplished, the industry's mission for the 21st century is to go beyond the meter to provide universal access to energy efficiency. We must provide energy that is affordable, reliable and increasingly clean. This will drive economic growth and preserve our environment. This requires new ways of thinking about our business.

In the next section we offer interviews with three highly-respected thought leaders to clarify the technological, regulatory and environmental choices we face. These experts remind us that change requires the boldness to redefine our boundaries. Only then can we create a sustainable future for our children and grandchildren.

Redefining **Technology**

An interview with

Larry Makovich

Cambridge Energy Research Associates
Vice President and Senior Advisor
Cambridge, Mass.

Larry Makovich is a highly respected expert on electric power market structures, demand and supply fundamentals, wholesale and retail power markets, emerging technologies, asset valuations and strategies. He directs CERA's research efforts in the Global Power Group and is an authority on electricity markets, regulation, economics and strategy.

DUKE ENERGY: What new technologies do you see coming into the energy space in the next five years, and what impact will they have?

LARRY MAKOVICH: Clearly the technology that everybody's excited about is the smart grid. Duke Energy is among a number of power companies at the leading edge of this innovation.

The smart grid will reshape power demand, deliver greater efficiency and provide things like better security for homes and businesses. It will enable better predictive maintenance capabilities and improved environmental accountability. The smart grid is a near-term technology that's very promising, and it will be exciting to track it over the next five years and beyond.

DE: How does the smart grid work?

LM: A lot of people think the smart grid is just the application of advanced meters. It's a lot more than that, and the biggest impact of this innovation isn't going to come from just a single metering or measurement technology. It's going to be a combination of measurement devices, sensing technologies, information technology, communication technology and even things like nanotechnology and optimization software. I think that within five years a smarter grid will fundamentally change the way electric customers interact with their suppliers.

DE: How can the traditional cost-of-service regulatory utility model survive? How can it be moved into the 21st century to promote the benefits of new technologies?

LM: Regulations have always focused on traditional electric service, which is often just measured in kilowatt-hours of energy consumed or megawatts of peak demand. When you think about the future and these expanding boundaries, regulators will have to think about regulatory structures that support efficiency gains. Importantly, regulations ought to evolve to provide the same kind of positive incentive to reduce power demand as they currently do to increase power supply.

For instance, regulators will have to come up with ways to deal with the economics of solar panels and other forms of distributed generation. This revolution will allow customers and the utility to rely on the grid as a virtual battery that they can put surplus power into when they've got it, and take energy out of when they need it. There are going to be new functions and new capabilities beyond the traditional products. Regulators will have to define and allow for cost recovery of these products and programs. This will ensure that power suppliers evolve and grow at the same pace as new technology development.

DE: We're in a period of rising energy prices. We're in a recession and Congress may pass climate legislation in 2009 or 2010, which will further impact energy prices. As an industry, how do we leverage technology while keeping prices affordable?

LM: It is a challenging environment. The real price of electricity has been increasing in this country for several years. There's no one thing — whether it's a push for more renewables, a push for more efficiency or a push to put a price on carbon — that's going to be the straw that breaks the camel's back. All of them are creating upward momentum for power prices. That puts a premium on the need for very intelligent federal and state rules and regulations to accomplish these goals efficiently and cost-effectively. Left uncoordinated, accumulated costs will drive up energy prices to levels that are politically intolerable.

DE: In your view, is scale important to promote new technologies?

LM: Companies need the critical mass to sustain the experimentation and deployment of new technologies. They have to be big enough to partner with universities and labs to work together to do basic research and extend innovations into power applications. They need to team up with regulators to implement pilot programs to gain the experience and knowledge needed to roll out new technologies for all of their customers.

Companies that can help create clusters of basic research and development, engineering applications and regulatory support, and integrate them into their existing business, will be the ones that sustain themselves in the future. Research Triangle Park in North Carolina is a good example of one of these clusters.

For more of Larry Makovich's interview, go to www.duke-energy.com/ar.



Q: How can the traditional cost-of-service regulatory utility model survive?

A:

"Regulations have always focused on traditional electric service, which is often just measured in kilowatt-hours of energy consumed or megawatts of peak demand. When you think about the future and these expanding boundaries, regulators will have to think about regulatory structures that support efficiency gains."

Redefining **Regulation**

An interview with

Kateri Callahan

Alliance to Save Energy
President
Washington, D.C.

Kateri Callahan brings more than 20 years of experience in policy advocacy, fundraising, coalition building and organizational management to her position as president of the Alliance. Under her leadership, the Alliance conducts policy, communications, research, education and market transformation initiatives in the United States and more than a dozen other countries.

DUKE ENERGY: Why the sense of urgency around energy efficiency?

KATERI CALLAHAN: The urgency to deploy energy efficiency at an unprecedented level couldn't be greater. Even with the current recession, we are still faced with projections of increased electricity use in the United States of nearly 30 percent between now and 2030 — only 22 years.

To meet that demand, utilities are going to have to put new power plants into their plans. New power options aren't great and they come with a heavy price no matter what you pick. If by using energy efficiency we can delay building a new power plant, for one, two or three or more years — or perhaps forever if we're really good at it — that helps us tremendously.

DE: Do rising then falling energy prices remove that urgency?

KC: I was concerned that the downturn in the price of gasoline would lessen the interest of policymakers and the public in moving forward on energy efficiency and that we would get lulled back into complacency — much as we did after the first energy crisis resulting from the oil embargo in the early '80s. But I don't see that happening. I think that there is "steel in the spine" of policymakers now and they understand that we've got to tackle our energy-related problems. We just can't afford to once again slip into complacency.

DE: What do you think of Duke Energy's save-a-watt model?

KC: What we like about it is that Duke is committed to do all cost-effective energy efficiency — and to determine what that means with an advisory council comprised of local stakeholders, regional stakeholders and folks at the national level who are committed to energy efficiency.

The second thing is that Duke has agreed through its model, and through a memorandum of understanding with us and other national stakeholders, to invest in state-of-the-art evaluation, measurement and verification programs to ensure that the promised energy savings are actually delivered.

The third, and probably most important thing, is that Duke will be allowed to make a profit on energy efficiency investments just as they do on conventional capacity. That's really the key to getting utilities to invest in energy efficiency. To have them only made whole or worse still to penalize them for investments in energy efficiency versus investments in capacity simply doesn't make sense in today's environment.

DE: What other key benefits do you see from the save-a-watt approach?

KC: In many of the energy efficiency programs being undertaken around the country, there's not as much transparency as we would like to see. With its proposed third-party review and oversight, the save-a-watt model has that transparency.

Overall, save-a-watt represents a true winning regulatory approach. Utility shareholders win with returns earned on investments in energy efficiency. Customers win with lower energy costs. The environment wins with reduced greenhouse gas and other emissions. And our nation wins with a stronger economy and enhanced energy security.

DE: What should regulators do to encourage the research, development and deployment (RD&D) of new technologies that would benefit energy efficiency?

KC: If regulators would allow utilities to earn a profit on energy efficiency — just as they do already on conventional capacity — this would be incredibly useful in driving utility investments in clean tech and green tech, not only by utilities, but also by technology developers and entrepreneurs.

The Alliance to Save Energy is also pushing hard at the federal level to double federal investment in energy efficiency RD&D. My hope would be that those dollars could spur greater investment by utilities in partnerships between the government and industry, and that the regulatory commissions would see the value of allowing utilities to participate and leverage federal and state dollars. Investing in energy efficiency will help spur investments in renewable energy and help make it more cost-effective.

For more of Kateri Callahan's interview, go to www.duke-energy.com/ar.



Q: What other key benefits do you see from the save-a-watt approach?

A:

"Overall, save-a-watt represents a true winning regulatory approach. Utility shareholders win with returns earned on investments in energy efficiency. Customers win with lower energy costs. The environment wins with reduced greenhouse gas and other emissions. And our nation wins with a stronger economy and enhanced energy security."

Redefining **Climate Legislation**

An interview with

Fred Krupp

Environmental Defense Fund
President
New York, N.Y.

Fred Krupp is widely recognized as the foremost champion of harnessing market forces for environmental ends. This approach has become the leading model for solving global warming. In his 24 years as head of EDF, Krupp has overseen EDF's growth from a small nonprofit into a recognized worldwide leader in the environmental movement.

DUKE ENERGY: How do you view Duke Energy in terms of the way it is trying to redefine its boundaries to address climate change?

FRED KRUPP: I appreciate Duke taking a constructive role in searching for answers and solutions on national climate policy. We know we're going to disagree on some things, but the idea that here's a company that's willing to join the voices of leadership on this issue and say, "Yes, this is how we can do it," instead of the more typical, "No, let's stand pat," is very much appreciated.

DE: What should be the role of companies like Duke Energy in meeting the climate challenge?

FK: As one of the nation's largest emitters of greenhouse gases, Duke Energy has an obligation to be engaged in finding and implementing solutions to the problem. The decisions you make every day about what plants to run and what plants to build are decisions that will have implications for generations.

What I've appreciated in Washington is that companies like Duke can be a powerful voice for change, and Jim Rogers' participation in the U.S. Climate Action Partnership and support of its Blueprint for strong legislation, have helped open the eyes of legislators to the urgent need for action.

DE: In your opinion, what are the minimum requirements for federal climate legislation?

FK: Any climate legislation needs to be a cap-and-trade program that starts with a mandatory declining cap that gets us 20 percent reductions in the nation's emissions by 2020, 42 percent reductions by 2030 and 80 percent by 2050.

DE: How should such legislation address energy efficiency and the technology options of carbon capture and storage?

FK: In the near term, there's a lot to be gained from investing in energy efficiency, as the cleanest power plant is the one we don't have to build — where every dollar we spend stays at home.

One of the reasons that I believe those who care about the environment should be supporting carbon capture is because if we can make it viable, we raise our ability to lower carbon emissions much faster than otherwise by cutting emissions from existing power plants.

In terms of nuclear energy, the fact that climate change is so severe means that we can't afford to rule out any lower carbon source of energy, including nuclear. But before we consider expanding the use of nuclear power, we need to solve the real problems of waste disposal, security and cost.

DE: Do you think we'll have climate legislation in time for the Copenhagen Climate Conference this December, or is 2010 more likely?

FK: I think we've got a good chance to get legislation in 2009. The big new factor is we now have a president who not only believes we need climate legislation for the sake of the climate, but he understands we need climate legislation for the sake of the economy. That makes me believe it could get done this year, but it will take much hard work to make it happen.

DE: How should such legislation protect consumers, especially those in the two dozen or so states whose electricity is primarily generated from burning coal?

FK: It's important in the transition to a low-carbon economy that we treat all consumers, including consumers in states that are now heavily dependent on coal, in an equitable way to ease the transition.

DE: How can we better educate consumers about how such a market-based system would work?

FK: Any solution starts with firm limits on global warming pollution. A market solution implements these legal limits in a way that rewards innovators so we create jobs, it protects the public at the lowest cost, and has real regulation of the market that achieves healthy air.

For more of Fred Krupp's interview, go to www.duke-energy.com/ar.



Q: What should be the role of companies like Duke Energy in meeting the climate challenge?

A:

"What I've appreciated in Washington is that companies like Duke can be a powerful voice for change, and Jim Rogers' participation in the U.S. Climate Action Partnership and support of its Blueprint for strong legislation, have helped open the eyes of legislators to the urgent need for action."

What does this mean for Duke Energy?





Redefining **Our Boundaries**

Jim Rogers

Chairman, President and Chief Executive Officer
Duke Energy
Charlotte, N.C.

Jim Rogers stands in the Envision Center by Duke Energy. Located near Cincinnati, Ohio, the center showcases the vision for and educates stakeholder groups about the company's future utility efforts, including the smart grid and the save-a-watt energy efficiency program. Since opening last fall, the center has hosted diverse public and private groups, including manufacturers of plug-in hybrid electric vehicles, who have used the center's "smart garage" to demonstrate their prototypes.

The interviews on the preceding pages illustrate the importance of diverse perspectives in exploring ways to redefine our boundaries and successfully transition to a low-carbon future. I'd like to discuss what the insights of these leaders mean for Duke Energy. Let's consider them in the context of the two key aspirations I described in last year's summary annual report:

1. Modernize and decarbonize our generation fleet, and
2. Help make the communities we serve the most energy efficient in the world.

Twenty years from now, when our children and their children look back at energy efficiency, they will probably marvel at some of the ways we tried to save energy, including using compact fluorescent light bulbs, caulking windows and installing insulation. Today, the policies we propose and new technologies we develop to further energy efficiency are designed to achieve one goal: to ease the transition to a new energy-efficient society in which future generations can thrive and raise their families.

As Larry Makovich noted (on page 10), technology is key to achieving greater energy efficiency in the future. But we must not lose sight of our near-term mission: to help our customers better monitor and manage their energy use in their homes and businesses. To do this, we will partner with our customers by installing sensors, switches and other devices on their appliances and equipment, and also help to write the software to operate this equipment.

But as we develop new technologies, it is essential that we remain flexible. Unlike other current smart grid programs, our plan doesn't focus exclusively on the meter. Sure, advanced metering is essential to greater energy savings, but we view the smart meter as only one of the many "endpoints" for providing more energy information for customers. We're also working with our partners to keep technology standards open to allow plug-and-play compatibility with equipment across multiple systems.

Recently, the Gridwise Alliance, a consortium of public and private stakeholders, acknowledged Duke Energy in a report. The group, which is dedicated to modernizing our nation's electric grid, applauded our comprehensive efforts to fully integrate advanced metering and smart grid technologies.

As Kateri Callahan observed (on page 12), we also need a new regulatory model to realize our children's and grandchildren's legacy. This system must give us the right energy efficiency incentives for customers and provide a fair return on capital investments for investors.

That's the goal of our save-a-watt model. It will provide incentives to create energy efficiency similar to incentives we have to build new power plants to meet growing customer demand for electricity. Using this approach, we would earn revenue based on a discounted amount of what it would cost us to build an equivalent amount of new generation.

Our customers save money, our investors earn a return and there is no environmental impact because, with the increase in energy efficiency, we don't need to build a new power plant.

Finally, as Fred Krupp commented (on page 14), we stand a good chance of seeing federal climate change legislation pass in 2009. It is vital that such legislation treats all sectors of the economy fairly. To effectively stem carbon emissions without further weakening our economy, legislation must provide for significant investments in the research, development and deployment of new lower-emitting technologies.

While that is going on, we must be able to expand our use of cleaner coal, nuclear, natural gas, renewables and energy efficiency to meet the increasing demand for electricity. Keeping everything in the mix gives us the time we need to decarbonize and modernize our generation fleet for a carbon-constrained world, and without huge price hikes for our customers.

Next up is a glimpse of how we are redefining our business model to address these 21st century challenges. You'll also meet several of our employees who are working to achieve our two key aspirations above.

Redefining our business value

Duke Energy exists to provide our customers and communities with energy that is affordable, reliable and increasingly clean, and to create value for our investors. To continue to do this in a carbon-constrained world requires that we redefine the boundaries of our current business model to creatively respond to the challenges of a more environmentally conscious future.



Transforming the way we do business

We are transitioning our company from a traditional power system to one based on more efficient capital and energy use, and with significantly less environmental impact. These pages illustrate the dynamic nature of this transition and the realities of the business boundaries we are working to redefine, as we remain focused on our core business.

Redefining Duke Energy

Energy Services

From 12 one-way meter information points (monthly bills) per year to more than 35,000 two-way information points via "smart meters." Real-time data is used by both customers and Duke Energy to increase energy efficiency and better balance supply and demand with improved load forecasting.

Fuel

From approximately 70 percent fossil fuels (regulated generation megawatt-hours) to a greater mix of renewable energy, including wind, solar and biomass, as well as nuclear energy and energy efficiency.

Generation

From mostly fossil and nuclear plants, to increased energy efficiency to avoid building new plants. Enhanced ability to meet future customer demand, with cleaner coal, the retirement of older fossil units, distributed generation, new nuclear capacity and energy efficiency. Commercial businesses transition to being primarily a supplier of renewable energy.

Transmission

From a constrained grid in parts of our service territory to a modernized and expanded grid, with increased capacity to connect rapidly growing sources of renewable energy, especially new wind energy capacity, to our system.

Distribution

From an unintelligent grid to a smart grid that enables improved customer service and increased energy efficiency by enabling us to go beyond the meter. The grid transitions to become a two-way information network — "an energy Internet" — as well as an energy delivery network.

Redefining Our Business Value

Duke Energy employees are working on numerous fronts to create a responsive, efficient and sustainable 21st century company. The following highlights some of their progress on the technological, regulatory and legislative fronts.

Technology Focus

You may not associate technology research and development with a utility. But to increase energy efficiency while reducing operating costs and emissions, research and development (R&D) is a major focus at Duke Energy. We are using technology R&D to redefine how to better balance energy supply and demand, how we can deploy more renewable energy on our system, how our grid can become smarter and how coal can be burned more cleanly to generate electricity.

As an example, in our transmission and distribution systems, we are experimenting with new energy storage technologies. Technology advances have reduced battery size while increasing their storage capacity, efficiency and safety. This means we could eventually deploy high-capacity batteries at our electrical substations and connect them to solar panels and other renewable energy sources. Smaller batteries and storage devices could also be deployed in homes and businesses.

Connected to a smart grid, these devices would help smooth out the peaks and valleys in the daily electricity demand curve. Installed in 10,000 homes, they could also serve as a virtual power plant — distributed resources functioning like a single power plant — supplying power back to the grid during periods of both high and low demand. Such an intelligent infrastructure will be needed for recharging the growing number of plug-in hybrid electric vehicles coming on the market, as well as for all-electric cars and trucks in the future.

We plan to test such a system in 2009 in a pilot project at one of our substations in Charlotte, N.C. At our McAlpine Creek substation, we will install a state-of-the-art 500-kilowatt battery and a 50-kilowatt photovoltaic solar panel array. This equipment will provide supplemental power to about 100 homes equipped with smart meters and power-use sensors. Some homes may also have their own storage batteries.

Inside the homes, the large power-using appliances — such as furnaces, air conditioners, water heaters and clothes dryers — will use plug-in energy-sensing devices that wirelessly connect them to an intelligent gateway. The gateway device is about the size of a hardback book and looks like a cable modem. It enables the customer to monitor and adjust power use through an energy portal displayed on a personal computer, a wireless PDA, a smart phone or a digital TV set. The information from the gateway also gives us the capability to optimize our demand load across the connected homes.

We can optimize load during peak demand times by remotely cycling appliances off and on at short intervals, and use the batteries and the solar array to feed power back to the grid when necessary. In essence, we have created a virtual power plant. And just as electricity use is now back-of-mind to our customers,

Anuja Ratnayake
Manager,
Strategic Initiatives, Technology Assessment & Applications
Charlotte, N.C.

Redefining technology development and deployment

Anuja Ratnayake works in Duke Energy's technology monitoring and adoption group, which is responsible for evaluating new or existing technologies that Duke Energy hasn't previously used. Her focus is on both sides of the meter. She looks at and evaluates advanced technologies on the transmission and distribution side, and then on the customer side — focusing on end-user energy efficiency. Anuja has been with the company for more than four years.



this increase in energy efficiency has no impact on their comfort and convenience. In fact, in other areas where this technology is in use, customers often aren't even aware of it until they see the savings on their monthly electric bill.

This grid optimization project is just one way we are using new technologies to go beyond the meter — to create new partnerships with our customers to significantly increase energy efficiency and reduce our environmental impact.

Regulation Focus

Imagine a regulated utility where customers are charged for the value they receive instead of the costs incurred. In such a world, utilities would focus on lowering their costs and delivering valuable services to customers. If the services don't produce value, the customer doesn't pay.

This is the basic premise behind Duke Energy's innovative save-a-watt approach to energy efficiency. It is a fundamental shift away from the traditional cost-of-service model, focusing instead on a value-of-service regulatory model. Under save-a-watt, Duke Energy must ensure that its energy efficiency programs produce value in the form of verifiable energy reductions in order for the company to recover its costs.

This simple concept changes the utility's focus from spending money to creating value for customers. Such a transformation is not simple. In traditional cost-of-service regulatory models, customers pay a charge for every kilowatt-hour they consume. Utilities recover their costs and earn a return for investments in physical assets (such as power plants, poles and meters). But energy efficiency undermines the utility's profitability through reduced sales.

On the other hand, the save-a-watt model provides compensation based on the value created — a portion of the *cost avoided* from not building new plants. It also provides a comparable return on investments in physical assets.

Unlike other regulatory approaches to energy efficiency, save-a-watt ensures customers only pay for actual reductions in energy use because all programs undergo a rigorous third-party process to verify their energy savings.

Under more traditional regulatory models, customers pay for energy efficiency programs, regardless of whether they achieve the intended results. If power has to be sourced to compensate for a shortfall in energy efficiency, customers end up paying twice — once for the energy efficiency programs and again for the cost of the power. But under the save-a-watt model, the utility takes the risk: If the intended energy efficiency results aren't achieved, the customer doesn't pay.

Because returns are based on customer value and not on how much was spent on the programs, the save-a-watt model ensures that the utility stays focused on lowering costs and increasing energy reductions for customers. This also encourages the utility to develop innovative energy-saving services that will achieve more energy reductions and lower costs for customers.

For example, to increase customer adoption and awareness, we are partnering with major retailers on new energy efficiency products. Furthermore, we're working with local companies to hire additional staff to implement our programs. Customers who participate in the save-a-watt program will save money by reducing their usage. Additionally, all customers will save money because over the long term, the utility will be able to defer building new power plants. Better yet, combining energy efficiency with a smart grid — another Duke Energy initiative (see page 20) — will generate even more savings.

The save-a-watt approach to energy efficiency will help customers save money, create jobs for our economy and reduce environmental impacts. At the same time, it provides utilities with a way to grow their business. It truly is a win for customers, the local community, investors and the environment. Our save-a-watt program was approved by Ohio regulators late last year. We continue to seek its regulatory approval in the other states where we have regulated utility operations.

From left to right:

Catherine Heigel
Associate General Counsel,
Duke Energy Carolinas
Charlotte, N.C.

Raiford Smith
Director,
Marketing Operations,
Marketing and Energy Efficiency
Charlotte, N.C.

Dick Stevie
Managing Director,
Customer Market Analytics
Corporate Strategy and Planning
Cincinnati, Ohio

Redefining our regulatory boundaries

Catherine Heigel advises and represents Duke Energy Carolinas and the company's other utilities on regulatory matters. She is involved in a wide variety of issues that are core to the company's future success, including rates, energy efficiency, new nuclear generation and renewable energy. Catherine has been with Duke Energy for eight years.

Raiford Smith leads a team that develops and implements new marketing projects (such as save-a-watt) and assists in developing marketing strategies and policies. His team works on solutions that have the potential to transform the industry, create new revenue streams and add customer value. Raiford has been with Duke Energy for seven years.

Dick Stevie manages a technical team that provides analytical support to organizations across the company. This includes market research, sales forecasts, energy efficiency and demand-response program analysis, load research and marketing support. Dick has been with the company for almost 27 years.



Climate Legislation Focus

The challenge we faced when we first thought about how to address climate change centered on the fact that we emit a lot of carbon dioxide (CO_2). This happens when fossil fuels are burned to produce electricity. Sure, we have nuclear and hydroelectric plants, but we also have a lot of plants that use coal, the most CO_2-intense fuel. We were concerned about how this would impact our region and our customers. Unlike many businesses, we can't simply close our operations and relocate to a lower-cost country.

We need the right federal climate legislation, and we're working to make that happen. The centerpiece has to be cap-and-trade, with provisions for a fair transition for those regions that rely on local fuels, such as coal.

We're proud of our progress in this area, but we've had help. We've been working with many stakeholders, including the U.S. Climate Action Partnership, a coalition of businesses (including our customers) and environmental groups who don't see business as the enemy. Working together, we've developed a pragmatic set of policies — a legislative blueprint for action — designed to protect the environment, keep energy prices affordable and keep the communities we serve healthy and prosperous. Learn more at www.us-cap.org.

We are also working to manage climate change risks. But to do so, the United States should set a goal to lower its greenhouse gas emissions by 80 percent by 2050. It's possible, and while it won't be cheap or easy, it can still be affordable.

Electric utilities can reduce their CO_2 emissions to near zero by 2050. But to do that, we must replace nearly all coal-fueled power plants with new technologies. Because our economy is so large, we'll need to use all possible options — renewables, low-emitting coal, nuclear, natural gas and energy efficiency.

To keep the program affordable, we need to more fully develop technologies that will capture the CO_2 from coal and inject it deep underground in the same sorts of formations that have held oil and natural gas for millions of years — a process called "carbon capture and sequestration" or CCS. Some of the underlying technologies are ready now, but some need more federal support. We hope to use CCS at the integrated gasification combined cycle power plant we are building in southwestern Indiana.

As we decarbonize electricity, we can also use it to power our vehicles. Not all of this is ready right now, but it is doable and people are working to make it happen.

What about the cost? We are concerned about that as well, especially given the current state of the global economy. Capping greenhouse gas emissions must not drive up the price of electricity so much that it harms our customers and investors. That's why we've made it our business to understand the many policy options and their impact on the economy and our customers.

We believe that the right path is a market-based cap-and-trade approach that protects customers from rate shock by giving the value of emissions allowances to customers. The local distribution company, perhaps better known as your local power company, is the most effective and efficient vehicle for delivering this allowance value to customers. Done right, climate change legislation won't harm our economy. Done wrong, such as a cap-and-trade system with a 100 percent auction of emissions allowances, customers will unnecessarily see dramatic increases in their bills.

Putting a price on carbon will increase energy prices, and we are concerned about the impact that will have on the average household and small business, not to mention our larger customers. Our focus is on how to minimize the increases and make them happen slowly over time. We are also advancing plans, such as our save-a-watt program (see page 22), to help our customers use less energy so as prices increase, the hit on their bank accounts will be less.

Kevin Leahy
Managing Director,
Climate Policy
Cincinnati, Ohio

Redefining climate change legislation

Kevin Leahy serves as an internal environmental economist, analyzing the economic impact of proposed and existing environmental policies on Duke Energy and its customers. He helps create the company's position on and develops strategies to help address these policies, especially federal climate change legislation. He also serves as a "bridge" between the company and its diverse stakeholder groups on policy issues. Kevin has been with the company for 10 years.


Duke Energy

Board of Directors



William Barnet III
Chairman, President and CEO, The Barnet Co. Inc. and Barnet Development Corp.; Chair, Finance and Risk Management Committee; Member, Nuclear Oversight Committee

Director of Duke Energy or its predecessor companies since 2005. Barnet has been the mayor of Spartanburg, S.C., since 2002. He serves on the board of Bank of America and is a trustee of The Duke Endowment. He is a former chairman of the Palmetto Business Forum and the board of trustees of Converse College.



G. Alex Bernhardt Sr.
Chairman and CEO, Bernhardt Furniture Co.; Member, Audit and Nuclear Oversight Committees

Director of Duke Energy or its predecessor companies since 1991. Bernhardt joined the family business in 1965 and became chairman and CEO in 1996. He serves on the boards of directors of Communities In Schools and the North Carolina Nature Conservancy. He is director emeritus and past president of the American Furniture Manufacturers Association, and past president of the International Home Furnishings Marketing Association.



Michael G. Browning
President and Chairman of the Board, Browning Investments Inc.; Chair, Audit Committee Member, Corporate Governance and Finance and Risk Management Committees

Director of Duke Energy or its predecessor companies since 1990. Browning is vice chairman of the Indianapolis Convention and Visitors Association. He is a board member of the Indianapolis Museum of Art and serves on the Graduate School Advisory Council of the University of Notre Dame. Browning is a member of the Indiana Public Officers Compensation Committee.



Daniel R. DiMicco
Chairman, President and CEO, Nucor Corp.; Member, Audit, Compensation and Corporate Governance Committees

Director of Duke Energy or its predecessor companies since 2007. DiMicco joined Nucor Corp. in 1982 and held a number of senior positions before being named chairman in 2006. He is a former chair of the American Iron and Steel Institute. DiMicco was named the Charlotte Business Journal's 2008 Businessperson of the Year.



Ann Maynard Gray
Former President, Diversified Publishing Group of ABC Inc.; Lead Director; Chair, Corporate Governance Committee; Member, Compensation and Finance and Risk Management Committees

Director of Duke Energy or its predecessor companies since 1994. Gray has held a number of senior positions with American Broadcasting Companies, including senior vice president of finance, treasurer and vice president of planning. She serves on the boards of the Phoenix Companies, Inc. and Elan Corporation, plc. She is a past member of the board of trustees of J.P. Morgan Funds.



James H. Hance Jr.
Retired Vice Chairman, Chief Financial Officer and Board Member, Bank of America Corp.; Chair, Compensation Committee; Member, Finance and Risk Management Committee

Director of Duke Energy or its predecessor companies since 2005. A certified public accountant, Hance served Bank of America and its predecessor for 18 years and spent 17 years with Price Waterhouse. He serves on the boards of Sprint Nextel Corp., Cousins Properties Inc. and Rayonier Inc. He is trustee of Washington University and Johnson & Wales University.



James T. Rhodes
Retired Chairman, President and CEO, Institute of Nuclear Power Operations (INPO); Chair, Nuclear Oversight Committee; Member, Audit Committee

Director of Duke Energy or its predecessor companies since 2001. Rhodes serves on the Electric Power Research Institute's advisory council and is a former board member of INPO, the Nuclear Energy Institute, Edison Electric Institute and the Southeastern Electric Exchange. He is a former president and CEO of Virginia Power and a past board member of Dominion Resources.



James E. Rogers
Chairman, President and CEO, Duke Energy

Rogers became chairman, president and CEO of Duke Energy in 2007, having served as chairman and CEO of Cinergy since 1994 and PSI Energy since 1988. He is chairman of the Institute for Electric Efficiency and the Edison Foundation, and serves as co-chair of the National Action Plan for Energy Efficiency and the Alliance to Save Energy. He is a director of Cigna Corp. and Applied Materials Inc. Rogers serves on the boards and Executive Committees of the Nuclear Energy Institute and the World Business Council for Sustainable Development. He is a board member of the Institute of Nuclear Power Operations, the Business Roundtable and the Nicholas Institute for Environmental Policy Solutions. He is also a member of the Honorary Committee of the Joint U.S.-China Cooperation on Clean Energy.



Philip R. Sharp
President, Resources for the Future; Member, Audit and Nuclear Oversight Committees

Director of Duke Energy since 2007, having served on a predecessor company's board from 1995 to 2006. Sharp serves on the board of directors of the Energy Foundation and is a former member of the Indiana delegation to the U.S. House of Representatives. He served as Congressional chair of the National Commission on Energy Policy and was a member of the House Energy and Commerce Committee.



Dudley S. Taft
President and CEO, Taft Broadcasting Co.; Member, Compensation and Finance and Risk Management Committees

Director of Duke Energy or its predecessor companies since 1994. Taft serves on the boards of the Unifi Mutual Holding Co. and Fifth Third Bancorp. He is chairman of the Cincinnati Association for the Arts and a trustee of Boys and Girls Club of Greater Cincinnati and the Cincinnati Institute of Fine Arts.

Executive Management



Roberta B. Bowman
Senior Vice President and Chief Sustainability Officer

Bowman is responsible for the company's strategy to balance environmental, economic and social issues and opportunities. She has more than 30 years of experience in energy, including roles in public policy, issues management and stakeholder relations. Bowman also serves on a number of industry, community and business boards, including Women Corporate Directors.



Brett C. Carter
President, Duke Energy Carolinas

Carter leads Duke Energy's utility business in North Carolina and South Carolina, including its legislative and regulatory strategy, economic development and community affairs. Duke Energy Carolinas serves approximately 2.4 million customers. Previously, Carter served as senior vice president of customer service and business development for Duke Energy. In 2008, he was appointed by the governor to the North Carolina State Ports Authority Board. He also serves on several community boards including Crisis Assistance Ministry.



Lynn J. Good
Group Executive and President, Commercial Businesses

Good is responsible for Midwest nonregulated generation, Duke Energy International, the telecommunications businesses, and all corporate development and merger and acquisition activities. She also leads Duke Energy Generation Services, the business that develops, owns and operates fossil fuel and renewable generation assets. Previously, Good served as senior vice president and treasurer for Duke Energy. Prior to that, she was Cinergy's chief financial officer.



David L. Hauser
Group Executive and Chief Financial Officer

Hauser became Duke Energy's chief financial officer in 2004. Since joining the company in 1973, positions he has held include controller, vice president of procurement services and materials, senior vice president of global asset development and senior vice president and treasurer. Hauser has chaired the Edison Electric Institute's FERC Accounting Liaison Group and General Accounting Committee.



Dhiaa M. Jamil
Group Executive and Chief Nuclear Officer

Jamil is responsible for the safe and efficient operation of the company's nuclear generating stations. He has more than 28 years of experience in the energy industry and previously served as senior vice president of nuclear support for the company. Jamil is a member of the INPO Executive Advisory Group and the Nuclear Energy Institute's Strategic Initiative Advisory Committee.



Julie S. Janson
President, Duke Energy Ohio and Duke Energy Kentucky

Janson leads Duke Energy's Ohio and Kentucky utility businesses, including legislative and regulatory strategy, economic development and community affairs. Duke Energy serves approximately 825,000 customers in Ohio and Kentucky. Previously, Janson served as senior vice president of ethics and compliance, and corporate secretary for Duke Energy. Prior to that, she served as corporate secretary and chief compliance officer for Cinergy.



Marc E. Manly
Group Executive, Chief Legal Officer and Corporate Secretary

Manly leads Duke Energy's office of general counsel, which includes internal audit, ethics and compliance, legal and human resources. He served as Cinergy's executive vice president and chief legal officer since 2002. Before joining Cinergy, Manly served as managing director for law and governmental affairs, general counsel and corporate secretary for NewPower Holdings Inc.



David W. Mohler
Vice President and Chief Technology Officer

Mohler is responsible for the development and application of technologies in support of Duke Energy's strategic objectives. Previously, he served as vice president of strategic planning for Duke Energy, a position he also held at Cinergy. Mohler serves on the Electric Power Research Institute's Research Advisory Committee and the boards of GridPoint and Advanced Energy Corp.



Christopher C. Rolfe
Group Executive and Chief Administrative Officer

Rolfe leads several of Duke Energy's corporate functions, including supply chain, information technology, operations services and other administrative activities. He previously served as group executive and chief human resources officer for Duke Energy. Rolfe joined Duke Power in 1972 as an engineering assistant and eventually worked on most of the utility's fossil, hydro and nuclear projects.



Ellen T. Ruff
President, Office of Nuclear Development

Ruff is responsible for furthering the development of new nuclear generation in the Carolinas, including advancing Duke Energy's plans for the proposed Lee Nuclear Station. She was formerly president of Duke Energy Carolinas. Ruff serves on the boards of directors of the North Carolina Chamber and the South Carolina Manufacturers Alliance, and is a member of the Palmetto Business Forum.



Jim L. Stanley
President, Duke Energy Indiana

Stanley leads Duke Energy's Indiana utility business, including its legislative and regulatory strategy, economic development and community affairs. Duke Energy Indiana serves approximately 775,000 customers. Previously, Stanley served as vice president of field operations for Duke Energy's Midwest service area. He serves on the boards of directors of the Indiana Energy Association and the Central Indiana Corporate Partnership.



R. Sean Trauschke
Senior Vice President, Investor Relations and Financial Planning

Trauschke is responsible for monitoring trends in investment markets and for maintaining key relationships with investors, financial analysts and financial institutions, as well as oversight of corporate financial planning and analysis. He joined the company in 1989. Prior to his current position, Trauschke served as Duke Energy's chief risk officer and chief credit officer.



B. Keith Trent
Group Executive and Chief Strategy, Policy and Regulatory Officer

Trent is responsible for strategy, state and federal policy and government affairs, technology initiatives, corporate communications, community affairs, and environment, health and safety policy. His team includes the regulated utility company presidents' organizations, which have responsibility for regulatory and legislative activities in five states. Trent has more than 18 years of experience as an accomplished legal counselor. He serves on the board of Bright Automotive Inc. and is co-chair of The Keystone Energy Board.



James L. Turner
Group Executive; President and Chief Operating Officer U.S. Franchised Electric and Gas

Turner has profit and loss responsibility for Duke Energy's largest business segment, which serves approximately 4 million customers. He oversees the company's fossil-hydro generation, power delivery, gas distribution, customer service, sales and marketing, wholesale business, new generation projects, smart grid implementation, and the environment, health and safety organization. Turner serves on the board of EnerNOC Inc., a firm specializing in demand management.

Non-GAAP Financial Measures

2008 Adjusted Diluted Earnings Per Share (EPS)

Duke Energy's 2008 Summary Annual Report references 2008 adjusted diluted EPS of $1.21. Adjusted diluted EPS is a non-GAAP (generally accepted accounting principles) financial measure as it represents diluted EPS from continuing operations, adjusted for the per-share impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Special items represent certain charges and credits which management believes will not be recurring on a regular basis. Mark-to-market adjustments reflect the mark-to-market impact of derivative contracts, which is recognized in GAAP earnings immediately as such derivative contracts do not qualify for hedge accounting or regulatory accounting, used in Duke Energy's hedging of a portion of the economic value of certain of its generation assets in the Commercial Power segment. The economic value of the generation assets is subject to fluctuations in fair value due to market price volatility of the input and output commodities (e.g., coal, power) and, as such, the economic hedging involves both purchases and sales of those input and output commodities related to the generation assets. Because the operations of the generation assets are accounted for under the accrual method, management believes that excluding the impact of mark-to-market changes of the economic hedge contracts from adjusted earnings until settlement better matches the financial impacts of the hedge contract with the portion of the economic value of the underlying hedged asset. The most directly comparable GAAP measure for adjusted diluted EPS is reported diluted EPS from continuing operations, which includes the impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. The following is a reconciliation of reported diluted EPS from continuing operations to adjusted diluted EPS for 2008:

	2008
Diluted EPS from continuing operations, as reported	$ 1.01
Diluted EPS from discontinued operations, as reported	0.01
Diluted EPS from extraordinary items, as reported	0.05
Diluted EPS, as reported	1.07
Adjustments to reported EPS:	
Diluted EPS from discontinued operations	(0.01)
Diluted EPS from extraordinary items	(0.05)
Diluted EPS impact of special items and mark-to-market in Commercial Power (see below)	0.20
Diluted EPS, adjusted	**$ 1.21**

The following is the detail of the $(0.20) in special items and mark-to-market in Commercial Power impacting adjusted diluted EPS for 2008:

(In millions, except per-share amounts)	Pre-Tax Amount	Tax Effect	2008 Diluted EPS Impact
Costs to achieve the Cinergy merger	$ (44)	$17	$(0.02)
Crescent project impairments	(214)	83	(0.10)
Emission allowances impairment	(82)	30	(0.04)
Mark-to-market impact of economic hedges	(75)	27	(0.04)
Total Adjusted Diluted EPS impact			**$(0.20)**

2008 Employee Incentive Target Measure

Duke Energy's 2008 Summary Annual Report references the company's 2008 employee EPS incentive target. The EPS measure used for employee incentive bonuses is primarily based on adjusted diluted EPS. The materials also reference the forecasted range of growth in adjusted diluted EPS through 2013 on a compound annual growth rate (CAGR) basis. Adjusted diluted EPS is a non-GAAP financial measure, as it represents diluted EPS from continuing operations, adjusted for the per-share impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Special items represent certain charges and credits which management believes will not be recurring on a regular basis. Mark-to-market adjustments reflect the mark-to-market impact of derivative contracts, which is recognized in GAAP earnings immediately as such derivative contracts do not qualify for hedge accounting or regulatory accounting, used in Duke Energy's hedging of a portion of the economic value of certain of its generation assets in the Commercial Power segment. The most directly comparable GAAP measure for adjusted diluted EPS is reported diluted EPS from continuing operations, which includes the impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Due to the forward-looking nature of this non-GAAP financial measure for future periods, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to project special items or mark-to-market adjustments for future periods.

Forecasted 2009 Adjusted Segment EBIT and 2008 Adjusted Total Segment EBIT

Duke Energy's 2008 Summary Annual Report includes a discussion of forecasted 2009 adjusted EBIT for each of Duke Energy's reportable segments as a percentage of forecasted 2009 adjusted total segment EBIT and a reference to the company's total 2008 adjusted segment EBIT. Forecasted 2009 adjusted segment and total segment EBIT amounts are non-GAAP financial measures, as they represent reported segment EBIT adjusted for the impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Special items represent certain charges and credits which management believes will not be recurring on a regular basis. Mark-to-market adjustments reflect the mark-to-market impact of derivative contracts, which is recognized in GAAP earnings immediately, as such derivative contracts do not qualify for hedge accounting or regulatory accounting used in Duke Energy's hedging of a portion of the economic value of certain of its generation assets in the Commercial Power segment. The most directly comparable GAAP measures for adjusted segment EBIT and total segment EBIT are reported segment EBIT and total segment EBIT, which represent segment results from continuing operations, including any special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Due to the forward-looking nature of this non-GAAP financial measure for 2009, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to project special items or mark-to-market adjustments for future periods.

The following is a reconciliation of 2008 adjusted segment EBIT to reported segment EBIT:

	Adjusted EBIT	Special Items – Emission Allowances Impairment	Economic Hedges (Mark-to-Market)	Reported EBIT
U.S. Franchised Electric and Gas	$ 2,398	$ —	$ —	$ 2,398
Commercial Power	421	(82)	(75)	264
International Energy	411	—	—	411
Total segment EBIT	**$ 3,230**	**$ (82)**	**$ (75)**	**$ 3,073**

Forward-Looking Statement

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management's beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will," "potential," "forecast," "target" and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: state, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements; state, federal and foreign legislative and regulatory initiatives and rulings that affect cost and investment recovery or have an impact on rate structures; costs and effects of legal and administrative proceedings, settlements, investigations and claims; industrial, commercial and residential growth in Duke Energy's service territories; additional competition in electric markets and continued industry consolidation; political and regulatory uncertainty in other countries in which Duke Energy conducts business; the influence of weather and other natural phenomena on Duke Energy's operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornados; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; unscheduled generation outages, unusual maintenance or repairs and electric transmission system constraints; the performance of electric generation and of projects undertaken by Duke Energy's nonregulated businesses; the results of financing efforts, including Duke Energy's ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy's credit ratings and general economic conditions; declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy's defined benefit pension plans; the level of credit worthiness of counterparties to Duke Energy's transactions; employee workforce factors, including the potential inability to attract and retain key personnel; growth in opportunities for Duke Energy's business units, including the timing and success of efforts to develop domestic and international power and other projects; construction and development risks associated with the completion of Duke Energy's capital investment projects in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; and the ability to successfully complete merger, acquisition or divestiture plans.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Duke Energy has described. Duke Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Information

Annual Meeting
The 2009 Annual Meeting of Duke Energy Shareholders will be:

Date: Thursday, May 7, 2009
Time: 10 a.m.
Place: O.J. Miller Auditorium,
Energy Center
526 South Church Street
Charlotte, NC 28202

Shareholder Services
Shareholders may call 800-488-3853 or 704-382-3853 with questions about their stock accounts, legal transfer requirements, address changes, replacement dividend checks, replacement of lost certificates or other services. Additionally, registered users of DUK-Online, our online account management service, may access their accounts through the Internet.

Send written requests to:
Investor Relations
Duke Energy
P.O. Box 1005
Charlotte, NC 28201-1005

For electronic correspondence, visit www.duke-energy.com/contactIR.

Stock Exchange Listing
Duke Energy's common stock is listed on the New York Stock Exchange. The company's common stock trading symbol is DUK.

Web Site Addresses
Corporate home page:
www.duke-energy.com
Investor Relations:
www.duke-energy.com/investors

InvestorDirect Choice Plan
The InvestorDirect Choice Plan provides a simple and convenient way to purchase common stock directly through the company, without incurring brokerage fees. Purchases may be made weekly. Bank drafts for monthly purchases, as well as a safekeeping option for depositing certificates into the plan, are available.

The plan also provides for full reinvestment, direct deposit or cash payment of dividends. Additionally, participants may register for DUK-Online, our online account management service.

Financial Publications
Duke Energy's summary annual report, SEC Form 10-K and related financial publications can be found on our Web site at www.duke-energy.com/investors. Printed copies are also available free of charge upon request.

Duplicate Mailings
If your shares are registered in different accounts, you may receive duplicate mailings of annual reports, proxy statements and other shareholder information. Call Investor Relations for instructions on eliminating duplications or combining your accounts.

Transfer Agent and Registrar
Duke Energy maintains shareholder records and acts as transfer agent and registrar for the company's common stock.

Dividend Payment
Duke Energy has paid quarterly cash dividends on its common stock for 82 consecutive years. For the rest of 2009, dividends on common stock are expected to be paid, subject to declaration by the Board of Directors, on June 16, Sept. 16 and Dec. 16, 2009.

Bond Trustee
If you have questions regarding your bond account, call 800-275-2048, or write to:
The Bank of New York Mellon
Global Trust Services
101 Barclay Street
New York, NY 10286

Send Us Feedback
We welcome your opinion on this summary annual report. Please visit www.duke-energy.com/investors, where you can view and provide feedback on both the print and online versions of this report. Or contact Investor Relations directly.

Duke Energy is an equal opportunity employer. This report is published solely to inform shareholders and is not to be considered an offer, or the solicitation of an offer, to buy or sell securities.

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC www.fsc.org Cert no. SW-COC-001530
© 1996 Forest Stewardship Council

Products with a Mixed Sources label support the development of responsible forest management worldwide. The wood comes from Forest Stewardship Council (FSC)-certified well-managed forests, company-controlled sources and/or recycled material. The recycling symbol identifies post-consumer recycled content in these products. This annual report is printed on paper manufactured with energy generated from renewable sources.

Duke Energy at a Glance

2009 Adjusted Segment EBIT*


74%**
U.S. Franchised Electric and Gas
Duke Energy
15%**
Commercial Power
11%**
Duke Energy International

U.S. Franchised Electric and Gas

U.S. Franchised Electric and Gas (USFE&G) consists of Duke Energy's regulated generation, electric and gas transmission and distribution systems. Its generation portfolio is a mix of fuel sources — coal, oil/natural gas, nuclear and hydroelectric. USFE&G is Duke Energy's largest business segment and primary source of earnings.

Electric Operations

- Owns approximately 27,400 megawatts of generating capacity
- Supplies electric service to approximately 4 million customers
- Serves territories in five states — North Carolina, South Carolina, Ohio, Indiana and Kentucky — that total about 48,000 square miles with an estimated population of 11 million
- Operates 150,900 miles of distribution lines and a 20,900-mile transmission system

Gas Operations

- Provides regulated transmission and distribution service to approximately 500,000 customers over a 3,000-square-mile service territory in Ohio and Kentucky

Commercial Power

Commercial Power owns, operates and manages power plants, primarily in the Midwest. Commercial Power also includes Duke Energy Generation Services (DEGS), which develops, owns and operates generation sources (including wind assets) that serve large energy consumers, municipalities, utilities and industrial facilities.

- Owns and operates a balanced generation portfolio of approximately 7,550 megawatts (excluding wind portfolio)
- Approximately 4,000 megawatts are dedicated to serve regulated customers in Ohio
- DEGS currently has approximately 370 megawatts of wind energy in operation and over 5,000 megawatts of wind energy projects in the potential development pipeline

Duke Energy International

Duke Energy International (DEI) operates and manages power generation facilities located in the Central and South American countries of Argentina, Brazil, Ecuador, El Salvador, Guatemala and Peru. DEI also owns equity investments in Saudi Arabia and Greece.

- Owns, operates or has substantial interests in approximately 4,000 net megawatts of generation facilities
- About 75 percent of DEI's generating capacity is hydroelectric, and for 2009, approximately 90 percent is either currently contracted or receives a system capacity payment

* Forecasted 2009 adjusted segment Earnings Before Interest and Taxes (EBIT) contribution.
** Percent of forecasted adjusted total segment EBIT does not include results for the operations labeled as Other.

Duke Energy®



526 South Church Street
Charlotte, NC 28202-1802